UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals Inc. will not propose “Evergreen” stock option plan.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

February 14, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
FEBRUARY 13, 2003

ANGIOTECH WILL NOT PROPOSE “EVERGREEN” STOCK OPTION PLAN AT ANNUAL GENERAL MEETING

Vancouver, B.C.  Angiotech Pharmaceuticals Inc. (NASDAQ:ANPI; TSX:ANP) today announced that it will not propose changes to the employee stock option plan scheduled to be voted on by the shareholders at the Company’s Annual General Meeting on March 3, 2003.  The Company is responding to concerns voiced by the shareholders that the proposed evergreen plan was not in keeping with current expectations.  The Company will instead continue forward with its existing compensation plan previously approved by the shareholders.

Headquartered in Vancouver and with operations in Seattle and Palo Alto, Angiotech has undergone tremendous growth over its 10 year history while experiencing only modest shareholder dilution.  The Company has a long history of judicious use of shareholder equity and capital having accumulated a total net deficit of only $40M (USD) and no long-term debt in an industry where development costs can often exceed $100M (USD) per product.  As a result of timely financings, successful corporate partnering, strategic acquisitions and exceptional operational efficiency, the Company has only 17M shares outstanding and excellent cash reserves of $80M (USD) despite the continuing unfavorable healthcare equity markets.

Angiotech currently has 5 approved products in Europe (2 in the US), 7 programs scheduled to enter or complete clinical studies in 2003 and sits on the verge of operational profitability.  Among its peers, reflected by the S&P/TSX Health Care Index, Angiotech has on average 36% less employee stock options issued.  Among the Companies in the Index with valuations greater than Angiotech, the Company has on average 67% fewer stock options available to employees.  Perhaps more surprisingly, when compared to the Companies with lower valuations, Angiotech has on average 18% less available employee stock options.  This has amounted to approximately 2% dilution to our shareholders per year over the last 10 years.

Since the Company’s inception, it has been our policy to grant stock options to all employees and at present there remain no options for personnel hiring or retention. To date, only about 15% of all options ever granted have been subsequently exercised.

“This is a Company that has always attempted to act in the best interests of its shareholders and be attentive to their comments and concerns,” said William Hunter MD Angiotech’s President and CEO, “The owners of our Company have requested that we not pursue this amendment to our stock option plan and we will honour that request.”

Statements in this press release regarding future financial and operating results of the combination of Angiotech and Cohesion, benefits and synergies of the combination, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability of Angiotech to successfully integrate Cohesion's operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Cohesion disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contacts:

Rui Avelar (investors) ext. 6996

Cindy Yu (media) ext. 6901

Phone: (604) 221-7676